

FOR: **GOTTSCHALKS INC.**

CONTACT: Greg Ambro
                  Executive Vice President, Chief Operating Officer
                  (559) 434-4800
                  or
                  Financial Dynamics:
                  Leigh Parrish, Stephanie Rich
                  (212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE & EMAIL/FAX LIST

FOR RELEASE ON THURSDAY, AUGUST 30TH AT 1:05 P.M. P.D.T.

GOTTSCHALKS REPORTS SECOND QUARTER
FISCAL 2007 FINANCIAL RESULTS

FRESNO, CA – August 30, 2007 – Gottschalks Inc. (NYSE: GOT) today reported unaudited financial results for the second quarter of fiscal 2007. Net loss for the second quarter was $4.8 million, or $0.35 per diluted share, compared to net income of $486,000 or $0.04 per diluted share, for the second quarter of fiscal 2006.

For the first six months of fiscal 2007, net loss was $9.4 million, or $0.69 per diluted share, compared to a net loss of $3.5 million or $0.26 per diluted share in the first six months of fiscal 2006.

Impacting losses per share in the first six months of fiscal 2007 versus the same period last year are the following items:

- In the first half of fiscal 2006 there was a pre-tax benefit of $0.4 million related to the Company's recovery from the Visa/MasterCard litigation settlement and $0.9 million related to the asset sale of a corporate aircraft.

- The first half of fiscal 2007 included approximately $0.8 million in pre-tax consulting fees and other costs associated with the Special Strategic Committee Process.

- The first half of fiscal 2007 had an income tax rate of 29.3% versus 38.8% in the first half of fiscal 2006. The decrease in the interim effective tax rate is primarily due to the expiration of certain federal tax credit programs during the first half of fiscal 2006, and the subsequent restoration in the fourth quarter of 2006, of such programs for calendar years 2006 and 2007, along with expected earnings below those of last year.

The combined effect of these factors resulted in a $0.19 increase in loss per share in the first half of fiscal 2007 versus the first half of fiscal 2006.

As previously reported, same store sales decreased 4.0% for the second quarter of 2007. Total sales decreased by 5.5% to $145.0 million from $153.4 million for the second fiscal quarter last year. Year to date same store sales decreased 2.4%. Total sales for the six months ended August 4th were $286.8 million compared to $296.9 million in the same period in fiscal 2006. The Company operated three fewer stores in the second quarter of fiscal 2007 compared to the same period of the prior year.

Jim Famalette, Chairman and Chief Executive Officer of Gottschalks, stated, "We are disappointed in our results for the quarter. We experienced softer sales and gross margin for the quarter, primarily due to weakness in our home store merchandise and select apparel merchandise categories, as well as increased promotional activity to manage our inventory. However, we continue to anticipate some gradual improvement in these merchandise categories, as we move into the fourth quarter. Even in the difficult retail environment we saw solid gains in cosmetics, dresses, special sizes, children's and intimate apparel. In addition, we continued to increase our credit card sales penetration and generate increased credit revenue during the second quarter, but offsetting this gain was a significant increase in costs associated with the strategic alternatives review process."

Commenting on the Company's outlook, Mr. Famalette stated, "As we announced today in a separate release, we initiated a new Value Improvement Program (VIP) geared towards increasing sales, improving operating performance and maximizing shareholder value. We believe that through the successful execution of the VIP, the Company is better positioned to capitalize on our core efficiencies, and enter the next phase of our corporate growth. We are confident that the operational and merchandising strategies in the VIP plan when fully implemented will benefit our long-term profitability."

Supplemental Operating Data:
In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for selected closed stores are reported in the condensed financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	August 4 2007	July 29, 2006	August 4 2007	July 29, 2006
Sales				
Continuing operations	$144,982	$152,757	$286,770	$294,921
Discontinued operations	0	639	0	1,988
Total	$144,982	$153,396	$286,770	$296,909
Gross margin				
Continuing operations	$48,655	$54,268	$95,238	$101,710
Discontinued operations	0	224	0	435
Total	$48,655	$54,492	$95,238	$102,145
Selling, general and administrative expenses				
Continuing operations	$50,564	$49,802	$99,948	$99,349
Discontinued operations	0	380	0	1,017
Total	$50,564	$50,182	$99,948	$100,366
Net income (loss)				
Continuing operations	$(4,774)	$600	$(9,442)	$(3,097)
Discontinued operations	0	(114)	0	(378)
Total	($4,774)	$486	($9,442)	($3,475)

Value Improvement Plan (VIP)

The Company also announced today in a separate release its Value Improvement Program (VIP). The program includes a series of aggressive initiatives being implemented to increase sales, improve the Company's operating margin, maximize shareholder value and position Gottschalks for long-term growth.

Earnings Teleconference and Webcast

Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the second quarter fiscal 2007. To access the call, dial 800-894-5910 to listen to the call on the day of the event. The Conference ID is GOTT. If you are unable to participate in the call, a replay will be made available through September 6, 2007. To access this service, please dial 800-283-8520. No passcode is required for replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 59 department stores and 4 specialty apparel stores in six western states, including California (38), Washington (8), Alaska (5), Oregon (4), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables Follow)

GOTTSCHALKS INC.
CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except share data)
(unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	August 4 2007	July 29, 2006	August 4 2007	July 29, 2006
Net sales	$144,982	$152,757	$286,770	$294,921
Net credit revenues	1,122	723	2,229	1,360
Net leased department revenues	606	694	1,255	1,435
Total revenues	146,710	154,174	290,254	297,716
Costs and expenses:				
Cost of sales	96,327	98,489	191,532	193,211
Selling, general and administrative expenses	50,564	49,802	99,948	99,349
Gain on sale of aircraft	0	(946)	0	(946)
Depreciation and amortization	3,687	3,756	7,597	7,302
New store opening costs	15	52	15	52
Total costs and expenses	150,593	151,153	299,092	298,968
Operating income (loss)	(3,883)	3,021	(8,838)	(1,252)
Other (income) expense:				
Interest expense	2,525	2,414	5,110	4,650
Miscellaneous income	(315)	(360)	(591)	(794)
	2,210	2,054	4,519	3,856
Income (loss) before income tax effect	(6,093)	967	(13,357)	(5,108)
Income tax expense (benefit)	(1,319)	367	(3,915)	(2,011)
Income (loss) from continuing operations	(4,774)	600	(9,442)	(3,097)
Discontinued operations:				
Loss from operation of closed stores	0	(172)	0	(645)
Net gain on store closures	0	0	0	72
Income tax benefit	0	58	0	195
Loss on discontinued operations	0	(114)	0	(378)
Net income (loss)	$(4,774)	$486	$(9,442)	$(3,475)
Net income (loss) per common share - basic:				
Income (loss) from continuing operations	$(0.35)	$0.05	($0.69)	($0.23)
Loss from discontinued operations	$0.00	($0.01)	($0.00)	($0.03)
Net income (loss) per common share	$(0.35)	$0.04	($0.69)	($0.26)
Net income (loss) per common share - diluted:				
Income (loss) from continuing operations	$(0.35)	$0.05	($0.69)	($0.23)
Loss from discontinued operations	$0.00	($0.01)	($0.00)	($0.03)
Net income (loss) per common share	$(0.35)	$0.04	($0.69)	($0.26)
Weighted average # of common shares outstanding:				
Basic	13,682	13,399	13,644	13,385
Diluted	13,682	13,685	13,644	13,385

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	August 4, 2007	February 3, 2007	July 29, 2006
ASSETS			
CURRENT ASSETS:			
Cash	$6,081	$6,051	$6,494
Receivables - net	3,612	8,198	3,483
Merchandise inventories	163,169	168,702	163,402
Other	20,369	19,421	18,280
Total current assets	193,231	202,372	191,659
PROPERTY AND EQUIPMENT - net	133,127	134,696	134,791
OTHER LONG-TERM ASSETS	12,747	12,998	13,238
	$339,105	$350,066	$339,688
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and			
other current liabilities	$78,473	$83,395	$85,219
Current portion of long-term obligations	1,514	1,676	1,985
Total current liabilities	79,987	85,071	87,204
REVOLVING LINE OF CREDIT	86,478	83,762	75,764
LONG-TERM OBLIGATIONS (less current portion)	12,817	13,592	14,492
DEFERRED INCOME TAXES & OTHER	25,263	23,869	25,868
SUBORDINATED NOTE PAYABLE TO AFFILIATE	18,180	19,180	19,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	116,380	124,592	117,180
	$339,105	$350,066	$339,688

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